

Company – Lend Lease Corporation Limited
File No 82-3498

**Lend Lease**
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

23 May 2003



03022435


SEC MAIL
PROCESSING
RECEIVED
JUN 0 3 2003
WASH. D.C.
152
SECTION

Securities and Exchange
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
**File No:** **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Document |
|---|---|
| 23 May 2003 | Announcement to Australian Stock Exchange<br>Notice of Initial Substantial Holder under subsection 671B<br>AMP Office Trust |

PROCESSED
JUN 1 1 2003
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

**S J Sharpe**
Company Secretary

LL0004



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Fifteen (15) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Notice of Initial Substantial Holder under subsection 671B**

We enclose under subsection 671B Notice of Initial Substantial Holder in AMP Office Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

**S J Sharpe**
Company Secretary

Attach

# Form 603

Corporations Act 2001
Section 671B

## Notice of initial substantial holder

To Company Name/Scheme: AMP Office Trust
ACN/ARSN: 087 393 646

**1. Details of substantial holder (1)**

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

The holder became a substantial holder on 22/05/03

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Persons' votes (5) | Voting power (6) |
|---|---|---|---|
| Units | 897,557,000 | 46,732,849 | 5.21% |
| | | | |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities |
|---|---|---|
| See Annexure 2 | See Annexure 2 | See Annexure 2 |
| Column A | Notes | |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities |
|---|---|---|---|
| See Annexure 2 | See Annexure 2 | See Annexure 2 | See Annexure 2 |
| | | | |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | |
| See Annexure 2 | See Annexure 2 | See Annexure 2 | | See Annexure 2 |

**6. Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| See Annexure 2 | See Annexure 2 |
| Notes | Notes |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Lend Lease Corporations Limited and its subsidiaries named in Annexure 1 | Level 46, Tower Building, Australia Square Sydney NSW 2000 |

## Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 23/05/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

**Project and Construction Management - Australia**

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

**Project and Construction Management - International**

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

**Integrated Development Business - Australia**

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

**Integrated Development Business - International**

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

**Real Estate Investments - Australia**

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

**Real Estate Investments - International**

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

## ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
.................................................
S J Sharpe
Company Secretary

## ENTITY NAME

**Equity Investments**
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

**Group Services - Australia**
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

**Group Services - International**
- Canopy Assurance Limited

## ANNEXURE 2

This is page 1 of 5 pages of Annexure 2 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

| DATE | NATURE OF CHANGE | PRICE $ | VALUE $ | Quantity |
|---|---|---|---|---|
| Holder of Relevant Interest | Registered Holder | | Note | |
| Lend Lease Group | State Street on behalf of **MLC Limited** | | B | 18,256,143 |
| Lend Lease Group | State Street on behalf of **MLC Lifetime Company** | | B | 4,358,814 |
| Lend Lease Group | State Street on behalf of **MLC MasterKey Unit Trust** | | B | 12,066,693 |
| Lend Lease Group | State Street on behalf of **Lend Lease Investment Trust** | | B | 1,397,933 |
| Lend Lease Group | AMP Nominees on behalf of **WOW Super Pty Limited** | | B | 879,216 |
| Lend Lease Group | National Nominees on behalf of **Victoria State Super Fund** | | B | 2,249,248 |
| **Balance as at 19 September 2002** | | | | 39,208,047 |
| 24/09/02 | Purchase | 1.16 | 70,596 | 60,859 |
| 24/09/02 | Purchase | 1.16 | 376,056 | 324,186 |
| 24/09/02 | Purchase | 1.16 | 418,551 | 360,820 |
| 24/09/02 | Purchase | 1.16 | 26,230 | 22,612 |
| 24/09/02 | Purchase | 1.16 | 93,781 | 80,846 |
| 24/09/02 | Purchase | 1.16 | 31,123 | 26,830 |
| 24/09/02 | Purchase | 1.16 | 104,014 | 89,667 |
| 24/09/02 | Purchase | 1.16 | 36,765 | 31,694 |
| 24/09/02 | Purchase | 1.16 | 91,126 | 78,557 |
| 27/09/02 | Sale | 1.17 | (29,250) | (25,000) |
| 27/09/02 | Sale | 1.17 | (87,750) | (75,000) |
| 27/09/02 | Sale | 1.17 | (111,150) | (95,000) |
| 27/09/02 | Sale | 1.17 | (46,800) | (40,000) |
| 27/09/02 | Sale | 1.17 | (40,950) | (35,000) |
| 27/09/02 | Sale | 1.17 | (35,100) | (30,000) |
| 01/10/02 | Sale | 1.17 | (166,140) | (142,000) |
| 01/10/02 | Sale | 1.17 | (642,330) | (549,000) |
| 01/10/02 | Sale | 1.17 | (310,050) | (265,000) |
| 01/10/02 | Sale | 1.17 | (518,310) | (443,000) |
| 01/10/02 | Sale | 1.17 | (479,700) | (410,000) |
| 01/10/02 | Sale | 1.17 | (74,880) | (64,000) |
| 01/10/02 | Sale | 1.17 | (91,260) | (78,000) |
| 01/10/02 | Sale | 1.17 | (84,240) | (72,000) |
| 01/10/02 | Sale | 1.17 | (36,270) | (31,000) |
| 01/10/02 | Sale | 1.17 | (33,930) | (29,000) |
| 01/10/02 | Sale | 1.17 | (149,760) | (128,000) |
| 01/10/02 | Sale | 1.17 | (139,230) | (119,000) |

ANNEXURE 2

This is page 2 of 5 pages of Annexure 2 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

| DATE | NATURE OF CHANGE | PRICE $ | VALUE $ | Quantity |
|---|---|---|---|---|
| 01/10/02 | Sale | 1.17 | (54,990) | (47,000) |
| 01/10/02 | Sale | 1.17 | (74,880) | (64,000) |
| 01/10/02 | Sale | 1.17 | (69,030) | (59,000) |
| 18/10/02 | Purchase | 1.18 | 136,880 | 116,000 |
| 25/10/02 | Purchase | 1.16 | 211,897 | 182,670 |
| 28/10/02 | Purchase | 1.16 | 218,080 | 188,000 |
| 28/10/02 | Purchase | 1.16 | 177,490 | 153,009 |
| 31/10/02 | Sale | 1.17 | (105,300) | (90,000) |
| 15/11/02 | Purchase | 1.15 | 53,981 | 46,940 |
| 15/11/02 | Purchase | 1.15 | 745 | 648 |
| 15/11/02 | Purchase | 1.15 | 289,600 | 251,826 |
| 15/11/02 | Purchase | 1.15 | 3,974 | 3,456 |
| 15/11/02 | Purchase | 1.15 | 327,284 | 284,595 |
| 15/11/02 | Purchase | 1.15 | 4,423 | 3,846 |
| 15/11/02 | Purchase | 1.15 | 21,100 | 18,348 |
| 15/11/02 | Purchase | 1.15 | 277 | 241 |
| 15/11/02 | Purchase | 1.15 | 57,798 | 50,259 |
| 15/11/02 | Purchase | 1.15 | 990 | 861 |
| 15/11/02 | Purchase | 1.15 | 23,434 | 20,377 |
| 15/11/02 | Purchase | 1.15 | 329 | 286 |
| 15/11/02 | Purchase | 1.15 | 87,428 | 76,024 |
| 15/11/02 | Purchase | 1.15 | 1,098 | 955 |
| 15/11/02 | Purchase | 1.15 | 33,550 | 29,174 |
| 15/11/02 | Purchase | 1.15 | 388 | 337 |
| 15/11/02 | Purchase | 1.15 | 46,812 | 40,706 |
| 15/11/02 | Purchase | 1.15 | 963 | 837 |
| 20/11/02 | Sale | 1.19 | (238,000) | (200,000) |
| 22/11/02 | Purchase | 1.19 | 235,620 | 198,000 |
| 22/11/02 | Sale | 1.19 | (91,630) | (77,000) |
| 22/11/02 | Purchase | 1.19 | 24,990 | 21,000 |
| 22/11/02 | Sale | 1.19 | (168,980) | (142,000) |
| 16/12/02 | Purchase | 1.18 | 554,600 | 470,000 |
| 16/12/02 | Sale | 1.18 | (383,500) | (325,000) |
| 16/12/02 | Sale | 1.18 | (64,900) | (55,000) |
| 16/12/02 | Sale | 1.18 | (47,200) | (40,000) |
| 16/12/02 | Sale | 1.18 | (59,000) | (50,000) |
| 20/12/02 | Purchase | 1.17 | 234,000 | 200,000 |
| 08/01/03 | Purchase | 1.16 | 69,600 | 60,000 |
| 15/01/03 | Sale | 1.18 | (1,951,337) | (1,653,675) |
| 15/01/03 | Sale | 1.18 | (2,123,922) | (1,799,934) |
| 17/01/03 | Purchase | 1.17 | 327,600 | 280,000 |
| 20/01/03 | Purchase | 1.18 | 2,242,133 | 1,900,113 |
| 20/01/03 | Purchase | 1.18 | 1,662,723 | 1,409,087 |
| 20/01/03 | Purchase | 1.18 | 908,685 | 770,072 |
| 20/01/03 | Purchase | 1.18 | 3,780,170 | 3,203,534 |
| 05/02/03 | Sale | 1.12 | (73,920) | (66,000) |
| 05/02/03 | Sale | 1.13 | (40,680) | (36,000) |
| 05/02/03 | Sale | 1.13 | (379,680) | (336,000) |
| 05/02/03 | Sale | 1.12 | (337,120) | (301,000) |

ANNEXURE 2

This is page 3 of 5 pages of Annexure 2 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

| DATE | NATURE OF CHANGE | PRICE $ | VALUE $ | Quantity |
|---|---|---|---|---|
| 05/02/03 | Sale | 1.13 | (385,813) | (341,427) |
| 05/02/03 | Sale | 1.12 | (228,480) | (204,000) |
| 05/02/03 | Sale | 1.12 | (393,120) | (351,000) |
| 05/02/03 | Sale | 1.13 | (369,510) | (327,000) |
| 05/02/03 | Sale | 1.12 | (29,120) | (26,000) |
| 05/02/03 | Sale | 1.13 | (16,950) | (15,000) |
| 05/02/03 | Sale | 1.13 | (32,770) | (29,000) |
| 05/02/03 | Sale | 1.12 | (58,240) | (52,000) |
| 07/02/03 | Sale | 1.13 | (74,580) | (66,000) |
| 07/02/03 | Sale | 1.13 | (335,610) | (297,000) |
| 07/02/03 | Sale | 1.13 | (241,820) | (214,000) |
| 07/02/03 | Sale | 1.13 | (390,980) | (346,000) |
| 07/02/03 | Sale | 1.13 | (29,380) | (26,000) |
| 07/02/03 | Sale | 1.13 | (57,630) | (51,000) |
| 26/02/03 | Purchase | 1.11 | 5,782,640 | 5,209,586 |
| 12/03/03 | Purchase | 1.08 | 81,000 | 75,000 |
| 12/03/03 | Purchase | 1.08 | 81,000 | 75,000 |
| 14/03/03 | Purchase | 1.11 | 1,723,626 | 1,552,816 |
| 24/03/03 | Purchase | 1.17 | 80,730 | 69,000 |
| 24/03/03 | Purchase | 1.17 | 79,560 | 68,000 |
| 24/03/03 | Purchase | 1.17 | 358,020 | 306,000 |
| 24/03/03 | Purchase | 1.17 | 487,890 | 417,000 |
| 24/03/03 | Purchase | 1.17 | 424,710 | 363,000 |
| 24/03/03 | Purchase | 1.16 | 290,000 | 250,000 |
| 24/03/03 | Purchase | 1.17 | 31,590 | 27,000 |
| 26/03/03 | Purchase | 1.14 | 43,160 | 38,000 |
| 26/03/03 | Purchase | 1.13 | 137,860 | 122,000 |
| 26/03/03 | Purchase | 1.14 | 119,259 | 105,000 |
| 26/03/03 | Purchase | 1.13 | 81,360 | 72,000 |
| 26/03/03 | Purchase | 1.13 | 619,720 | 548,425 |
| 26/03/03 | Purchase | 1.14 | 260,098 | 229,000 |
| 26/03/03 | Purchase | 1.13 | 516,410 | 457,000 |
| 26/03/03 | Purchase | 1.14 | 369,956 | 325,723 |
| 26/03/03 | Purchase | 1.13 | 387,590 | 343,000 |
| 26/03/03 | Purchase | 1.13 | 341,260 | 302,000 |
| 26/03/03 | Purchase | 1.14 | 77,234 | 68,000 |
| 26/03/03 | Purchase | 1.14 | 17,037 | 15,000 |
| 26/03/03 | Purchase | 1.13 | 54,240 | 48,000 |
| 31/03/03 | Purchase | 1.15 | 3,846,903 | 3,345,133 |
| 07/04/03 | Purchase | 1.11 | 33,300 | 30,000 |
| 07/04/03 | Purchase | 1.11 | 25,530 | 23,000 |
| 07/04/03 | Purchase | 1.11 | 218,670 | 197,000 |
| 09/04/03 | Purchase | 1.11 | 138,750 | 125,000 |
| 09/04/03 | Purchase | 1.11 | 27,750 | 25,000 |
| 09/04/03 | Purchase | 1.11 | 27,750 | 25,000 |
| 22/05/03 | Purchase | 1.23 | 125,460 | 102,000 |
| 22/05/03 | Purchase | 1.23 | 73,800 | 60,000 |
| 22/05/03 | Purchase | 1.23 | 430,500 | 350,000 |
| 22/05/03 | Purchase | 1.23 | 126,690 | 103,000 |

ANNEXURE 2

This is page 4 of 5 pages of Annexure 2 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

| DATE | NATURE OF CHANGE | PRICE $ | VALUE $ | Quantity |
|---|---|---|---|---|
| 22/05/03 | Purchase | 1.23 | 798,655 | 650,000 |
| 22/05/03 | Purchase | 1.23 | 547,350 | 445,000 |
| 22/05/03 | Purchase | 1.23 | 122,870 | 100,000 |
| 22/05/03 | Purchase | 1.23 | 184,500 | 150,000 |
| 22/05/03 | Purchase | 1.23 | 49,200 | 40,000 |
| 22/05/03 | Purchase | 1.23 | 49,200 | 40,000 |
| **Balance as at 23 May 2003 (refer below)** | | | | **46,732,849** |
| **Number of units on issue** | | | | **897,557,000** |
| **Percentage of issued units held** | | | | **5.21%** |

| Holder of Relevant Interest | Registered Holder | Note | |
|---|---|---|---|
| Lend Lease Group | State Street on behalf of **MLC Limited** | B | 12,657,189 |
| Lend Lease Group | State Street on behalf of **MLC Lifetime Company** | B | 0 |
| Lend Lease Group | State Street on behalf of **MLC MasterKey Unit Trust** | B | 10,703,911 |
| Lend Lease Group | State Street on behalf of **MLC Pooled Trust** | B | 15,135,504 |
| Lend Lease Group | State Street on behalf of **Lend Lease Investment Trust** | B | 0 |
| Lend Lease Group | Cogent Nominees on behalf of **WOW Super Pty Limited** | B | 944,417 |
| Lend Lease Group | National Nominees on behalf of **Victoria State Super Fund** | B | 7,291,828 |
| **Balance as at 23 May 2003** | | | 46,732,849 |

ANNEXURE 2

This is page 5 of 5 pages of Annexure 2 referred to in Form 603 signed by me and dated 23/05/2003.

S. Sharpe
S J Sharpe
Company Secretary

**NOTES**

**A In this Annexure:**

**"AMP"** means AMP Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

**"Chase Manhattan Nominees"** means Chase Manhattan Nominees Limited (ACN 002 899 961) of Level 35, AAP Centre, 259 George Street, Sydney NSW 2000.

**"Cogent Nominees"** means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

**"Lend Lease Group"** means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

**"MLC"** means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

**"MLC Investments"** means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

**"MLC Lifetime Company"** means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, 105-153 Miller Street, North Sydney NSW 2060.

**"National Nominees"** means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

**"State Street"** means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

**"Victoria State Super Fund"** means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

**"WOW Super Pty Limited"** means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

**B Explanation of Relationship and Nature of Relevant Interests**

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

| Registered Holder | On behalf of |
|---|---|
| State Street Australia Limited | MLC Limited<br>MLC Lifetime Company Limited<br>MLC MasterKey Unit Trust<br>MLC Pooled Trust<br>Lend Lease Investment Trust |
| Cogent Nominees Pty Limited | WOW Super Pty Limited |
| National Nominees Limited | Victoria State Superannuation Fund |